

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Douglas E. Gwin, Jr.
Assistant Treasurer
Nissan Auto Receivables Company II LLC
One Nissan Way
Franklin, TN 37067

> **Re: Nissan Auto Receivables Company II LLC**
> **Registration Statement on Form SF-3**
> **Filed on May 16, 2024**
> **File No. 333-279448**

Dear Douglas E. Gwin, Jr.:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Form of Prospectus
Summary
[Subsequent Receivables], page 4

2. We note your disclosure here and elsewhere throughout the prospectus that the issuing entity may use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor. Please revise your prospectus where appropriate to include

disclosure about the nature of the review of these additional receivables performed by the depositor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

3. We note that the funding period will end on the earliest to occur of certain enumerated occurrences. Please confirm that any such funding period will not extend for more than one year from the date of issuance of the securities. See Item 1101(c)(3)(ii) of Regulation AB.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance